May 14, 2007

Via Facsimile and EDGAR

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 5546
Washington, D.C.  20549-5546

Response to Comment Letter dated May 2, 2007
The Dow Chemical Company
Form 10-K filed on February 17, 2006
Form 10-K filed on February 20, 2007
Response Letters Dated January 16, 2007, March 6, 2007
File No. 1-3433

Dear Ms. Blye:

The Dow Chemical Company (“Dow”) acknowledges receipt of the Staff’s letter dated May 2, 2007, concerning Dow’s Form 10-Ks filed on February 17, 2006 and February 20, 2007, and Dow’s response letters dated January 16, 2007 and March 6, 2007 (File No. 1-3433). With this letter, we are responding to the Staff’s comment.

Following is a list of defined terms that are used in this letter, a restatement of the Staff’s comment, and Dow’s response with respect to the comment:

Defined Terms

“Dow” means The Dow Chemical Company, a Delaware corporation, and does not, for the purposes of this letter, include its consolidated subsidiaries. Where Dow’s consolidated subsidiaries are meant to be included in a particular response, the term “consolidated subsidiaries” has been specifically used.

“Nonconsolidated affiliates” means 20-50 percent directly or indirectly owned joint ventures of Dow and its consolidated subsidiaries.

Comment and Response

1.                           We note your response and statement regarding dual-use products. Please tell us if any of the products sold into Iran and Syria by your foreign subsidiaries and non-consolidated affiliates are types of products, or include types of component parts, listed on the Commerce Control List. If so, please expand your qualitative materiality analysis to take into account such sales of dual-use items into Syria and Sudan, not withstanding that such sales may be lawful under the EAR and other regulations.

RESPONSE

None of the products sold into Iran, Syria and Sudan by Dow’s non-U.S. consolidated subsidiaries or by Dow’s non-U.S. nonconsolidated affiliates are listed on the Commerce Control List.

In connection with our responses to the Staff’s comments, we acknowledge that:

—                   Dow is responsible for the adequacy and accuracy of the disclosure in the filing;

—                   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—                   Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-1541 or by facsimile at (989) 638-9723.

Best regards,

/S/ WILLIAM H. WEIDEMAN

William H. Weideman
Vice President and Controller

cc:                                John Cash, Division of Corporation Finance
Pamela Long, Division of Corporation Finance
James Lopez, Division of Corporation Finance